SECURITIES AND EXCHANGE COMMISSION
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JUL 24 2009
DIVISION OF MARKET REGULATION

SECUR 09041386 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott - Ledgerwood & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2008 AND 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 23, 2009

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
ASSETS		
Cash and cash equivalents	$ 263,754	$ 298,781
Commissions receivable:		
Clearing brokers	18,981	31,837
Other receivables	15,914	14,534
Prepaid expenses	9,590	10,634
Equipment and vehicles, net	48,312	43,141
Deposit at clearing organization, restricted	50,000	50,000
Income tax receivable	10,720	3,564
Note receivable – employee	-	26,667
TOTAL ASSETS	$ 417,271	$ 479,158
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 59,363	$ 68,444
Accrued payroll	33,435	54,345
Deferred tax liability	7,074	12,237
Total liabilities	99,872	135,026
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding	74,975	74,975
Retained earnings	242,424	269,157
Total stockholder's equity	317,399	344,132
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 417,271	$ 479,158

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF OPERATIONS

	Years Ended December 31, 2008	2007
INCOME		
Mutual fund commissions	$ 563,303	$ 666,112
Investment advisory fees	481,378	497,071
Securities commissions	345,369	430,922
Insurance and annuities commissions	196,573	119,923
Gain on sale of equipment	5,317	5,087
Interest	4,278	7,824
Other income	42,552	85,804
Total income	1,638,770	1,812,743
EXPENSES		
Employee compensation and benefits	1,280,856	1,352,769
Occupancy and equipment costs	124,196	114,290
Communications, dues, quotes, and subscriptions	120,899	151,771
Parent company commissions and service fees	61,976	54,281
Regulatory fees and expenses	8,618	9,567
Advertising and promotional costs	3,153	5,629
Other operating expenses	78,124	99,386
Total expenses	1,677,822	1,787,693
(LOSS) INCOME BEFORE (BENEFIT) PROVISION FOR INCOME TAXES	(39,052)	25,050
(BENEFIT) PROVISION FOR INCOME TAXES	(12,319)	9,519
NET (LOSS) INCOME	$ (26,733)	$ 15,531

See accompanying notes.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2006	$ 74,975	$ 253,626	$ 328,601
Net income	-	15,531	15,531
BALANCE, December 31, 2007	74,975	269,157	344,132
Net loss	-	(26,733)	(26,733)
BALANCE, December 31, 2008	$ 74,975	$ 242,424	$ 317,399

See accompanying notes.

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (26,733)	$ 15,531
Adjustments to reconcile net income to net cash from operating activities:		
Gain on sale of equipment	(5,317)	(5,087)
Depreciation expense	22,907	17,353
Deferred income taxes	(5,163)	91
Forgiveness of note receivable – employee	26,667	26,667
Change in cash due to changes in certain assets and liabilities:		
Commissions receivable – clearing brokers	12,856	65,471
Commissions receivable – other	(1,380)	27,899
Prepaid expenses	1,044	(173)
Accounts payable	(9,081)	40,945
Accrued payroll	(20,910)	(27,853)
Income taxes receivable	(7,156)	(7,671)
Net cash from operating activities	(12,266)	153,173
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(31,261)	(20,177)
Proceeds on disposal of vehicle	8,500	-
Net cash from investing activities	(22,761)	(20,177)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(35,027)	132,996
CASH AND CASH EQUIVALENTS, beginning of year	298,781	165,785
CASH AND CASH EQUIVALENTS, end of year	$ 263,754	$ 298,781
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes during the year	$ -	$ 17,100

 See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company ("Elliott-Ledgerwood" or "the Company"), which began doing business as South Valley Wealth Management in 2006, is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services within southern Oregon and northern California and operates as a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), the successor organization of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of clearing expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

Marketable securities – The Company held no marketable securities at December 31, 2008 and 2007, respectively.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Equipment and vehicles – The Company leases a building from a partnership that is partially owned by the president of the Company. New acquisitions of equipment and vehicles are recorded at cost when acquired by the Company. Depreciation is provided using the straight-line method over estimated useful lives, ranging from three to five years. Depreciation expense for 2008 and 2007 was $22,907 and $17,353, respectively. Maintenance and repair costs are charged to operations when incurred.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis after securities transactions have occurred. The Company has determined that the difference between settlement date and trade-date accounting for commissions is immaterial.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $3,153 and $5,629 for 2008 and 2007, respectively.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The tax return for the Company is filed on a consolidated basis with that of the Parent company.

The Company has elected to defer the application of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" to fiscal years beginning after December 15, 2008. Application of this Interpretation will clarify the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." For the 2008 and 2007 financial statements, the Company has accounted for uncertain tax positions in accordance with FASB Statement No. 5, "Accounting for Contingencies," whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimatable. As of December 31, 2008 and 2007, the Company has not accrued for any uncertain tax provisions.

Concentration of credit risk – The Company occasionally carries balances on deposit at South Valley Bank & Trust, a wholly-owned subsidiary of the Parent company, which are in excess of the amount insured by the FDIC.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Reclassifications – Certain reclassifications have been made to the 2007 financial statements to conform with current year presentations. These reclassifications have no effect on previously reported net income.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $240,517, which was $190,517 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 at December 31, 2008. At December 31, 2007, the Company had net capital of $252,590, which was $202,590 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1 at December 31, 2007.

NOTE 3 – EQUIPMENT AND VEHICLES

Equipment and vehicles consisted of the following as of December 31:

	2008	2007
Equipment	$ 80,273	$ 75,183
Vehicles	26,171	19,100
	106,444	94,283
Accumulated depreciation	(58,132)	(51,142)
	$ 48,312	$ 43,141

NOTE 4 – COMMITMENTS

The Company has entered into noncancellable leases for office space and equipment for its operating locations in Klamath Falls, Medford, and Bend, Oregon. The Company leases the Klamath Falls, Oregon office space and equipment from a partnership partially owned by the president of the Company. The lease was renewed in July 2004 for a five-year period, with two five-year renewal options. The Company leases office space in Bend and Medford, Oregon from South Valley Bank & Trust. These leases expire in May 2009 and July 2009, respectively.

Future minimum lease payments under noncancellable operating leases are as follows:

Year ending December 31, 2009	$ 44,931
	$ 44,931

Total lease expense associated with the office space and equipment leases was $77,331 and $74,774 in 2008 and 2007, respectively. Lease expense paid to a related party was $77,331 and $74,774 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 – RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company provides and receives services among related parties. Services provided to related parties primarily involve the Trust Department of South Valley Bank & Trust. Commission revenue earned by the Company from this affiliate for the years ended December 31, 2008 and 2007, was $112,328 and $122,056, respectively, and commission receivable amounts due as of December 31, 2008 and 2007, were $8,234 and $9,485, respectively. Commission expense paid by the Company to this affiliate for the years ended December 31, 2008 and 2007, was $38,540 and $32,021, respectively, and commission payable amounts due to the affiliate as of December 31, 2008 and 2007, were $2,786 and $4,404, respectively.

Two Board Members of the Company are also Board Members of a company that has paid commission and advisory fees to the Company. This company and one of the Board Members did not pay any commission or advisory fee income to Elliott-Ledgerwood for the year ended December 31, 2008 compared to $57,884 paid to Elliott-Ledgerwood for the year ended December 31, 2007.

The Company shares certain management and administrative expenses with South Valley Bancorp. The expenses are paid based on the number of service hours provided. Total expenses paid by the Company to the Parent for years ended December 31, 2008 and 2007, were $23,436 and $22,260, respectively.

NOTE 6 – NOTE RECEIVABLE - EMPLOYEE

During 2005, the Company entered into an employment agreement with a newly hired employee of the Bend office. The employment agreement provided for a forgivable note with an original value of $80,000. The note had a due date of three years, and was forgiven ratably on each anniversary of continuous employment with the Company, ending on the third anniversary of employment. If employment of the employee had ceased before the due date of the related note, the remaining principal and accrued interest owing became payable to the Company in full, except under certain predetermined circumstances. During 2008, the employee completed the service requirement of the note. For the years ended December 31, 2008 and 2007, the Company forgave $26,667 of the note receivable, and recognized that amount as employee compensation and benefit expense in the statement of income. There was no outstanding balance on the note receivable at December 31, 2008.

NOTE 7 – EMPLOYEE STOCK OWNERSHIP PLAN

The Parent has established an employee stock ownership plan (ESOP) for the benefit of employees of the Parent as well as the Company. The ESOP allows participation by all permanent employees over the age of 18 who have also met minimum service requirements. Employer contributions to the ESOP are at the discretion of the Board of Directors and are used to purchase shares of the Parent's common stock. Employees are permitted to contribute up to 100% of eligible compensation, subject to statutory limitations. Employee contributions vest in the ESOP immediately, while Company contributions to a discretionary account vest after three years and Company contributions to a basic contribution account vest immediately. For the years ending December 31, 2008 and 2007, the Company contributed $57,392 and $65,497, respectively, to the ESOP.

NOTE 8 – (BENEFIT) PROVISION FOR INCOME TAXES

The (benefit) provision for income tax expense consists of the following:

	2008	2007
Current expense:		
Federal	$ (5,036)	$ 7,807
State	(2,120)	1,621
	(7,156)	9,428
Deferred expense:		
Federal	(4,275)	75
State	(888)	16
	(5,163)	91
(Benefit) Provision for income taxes	$ (12,319)	$ 9,519

The Company's deferred tax liability of $7,074 and $12,237 at December 31, 2008 and 2007, respectively, relates to temporary differences between book and tax depreciation and the timing of deductions related to prepaid expenses.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2008	2007
Federal income tax expense at statutory rate	$ (13,278)	$ 8,517
State income tax expense, net of federal income tax benefit	(2,765)	1,412
Other	3,724	(410)
Income tax expense	$ (12,319)	$ 9,519

SUPPLEMENTAL INFORMATION

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

	December 31, 2008	December 31, 2007
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 317,399	$ 344,132
Deduct nonallowable assets:		
Commissions receivable, related party	(8,234)	(9,485)
Note receivable	-	(26,667)
Prepaid expenses	(9,590)	(10,634)
Equipment and vehicles, net	(48,312)	(43,141)
Other receivables and deposits	(10,746)	(1,615)
	(76,882)	(91,542)
Net capital	$ 240,517	$ 252,590
AGGREGATE INDEBTEDNESS		
Total items included in statements of financial condition	$ 99,872	$ 135,026
Total aggregate indebtedness	$ 99,872	$ 135,026
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness:		
$99,872 x 6.67%		
$135,026 x 6.67%	$ 6,661	$ 9,006
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000	$ 50,000
EXCESS NET CAPITAL AT 1500%	$ 190,517	$ 202,590
EXCESS NET CAPITAL AT 1000%	$ 230,530	$ 239,087
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.42 to 1	0.53 to 1

ELLIOTT-LEDGERWOOD & COMPANY
d.b.a. SOUTH VALLEY WEALTH MANAGEMENT
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2008, computed by Elliott-Ledgerwood & Company, d.b.a. South Valley Wealth Management, in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Elliott-Ledgerwood & Company
d.b.a. South Valley Wealth Management

In planning and performing our audit of the financial statements and supplemental schedules of Elliott-Ledgerwood & Company d.b.a. South Valley Wealth Management (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 23, 2009